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SEC FILE NUMBER
8 - 69097

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LIONTREE ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Ave, 15th Floor
(No. and Street)

New York	New York	10065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ehren Stenzler **212-644-4775**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Ehren Stenzler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIONTREE ADVISORS LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ehren Stenzler
Signature

Managing Partner
Title

Date: 2/28/17
Venue:
New York County
New York State

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (o) Independent auditor's report on Regarding Rule 15c3-3 Exemption
- [ ] (p) Rule 15c3-3 Exemption Report pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIONTREE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2016

LIONTREE ADVISORS LLC

CONTENTS

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Partners of LionTree LLC

We have audited the accompanying statement of financial condition of LionTree Advisors LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of LionTree Advisors LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2017

LIONTREE ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	34,282,195
Accounts receivable, net of allowance for doubtful accounts		5,878,179
TOTAL ASSETS	$	40,160,374

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	130,868
Due to parent		448,995
TOTAL LIABILITIES		579,863
MEMBER'S EQUITY		39,580,511
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	40,160,374

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2016

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS

LionTree Advisors LLC (the "Company") provides broker-dealer services including financial advisory services, underwriting participant, private placement agent and similar services. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by LionTree LLC (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Accounts Receivable

Accounts receivable are comprised of receivables for fees. The Company evaluates collectability of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. During 2016, the Company recorded an allowance for doubtful accounts of $758,591 on a receivable from a single client.

Cash and Cash Equivalents

All of the Company's cash is invested in and the balances are transferred daily to and from JP Morgan Prime Money Market Fund. The Company does not consider itself to be at risk with respect to its fund investment.

Fair Value of Financial Assets and Liabilities

The recorded amounts of cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial assets and liabilities.

NOTE 3. RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and the Parent, the Company pays a monthly administrative fee for utilizing certain resources of the Parent. The Company was charged $32,280,000 for the year ended December 31, 2016 under the Agreement. As of December 31, 2016, the Company owes the Parent $448,995.

NOTE 4. REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital, that its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $33,000,000, which was approximately $32,900,000 in excess of its minimum requirement of approximately $100,000.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

NOTE 5. INCOME TAXES

The Company is a single member limited liability company and is treated as disregarded entity for federal, state and city income tax purposes; therefore it does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

NOTE 6. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2016 and determined there are no subsequent events requiring recognition or disclosure in the financial statements.